Public Service Enterprise Group Incorporated

80 Park Plaza, Newark, New Jersey 07102-4194

October 5, 2016

VIA EDGAR

Mr. James Allegretto

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Public Service Enterprise Group Incorporated
Form 8-K Dated July 29, 2016
Filed July 29, 2016
File No. 1-09120

Dear Mr. Allegretto:

Reference is made to your letter dated September 22, 2016 to Stuart J. Black, Vice President and Controller, Public Service Enterprise Group Incorporated (the “Company” or “we”), setting forth the Staff’s comments on the above-referenced filing (the “Comment Letter”). We are submitting this letter in response to the Staff’s Comment Letter. The headings and numbered paragraphs in this letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated each of the Staff’s comments before our responses.

Exhibit 99

PSEG Power

1.	In your next earnings release, please provide a more substantive, and concise, discussion of how Adjusted EBITDA is useful to investors. Please provide us with your proposed changes in your response letter.

The Company proposes revising its discussion of how Adjusted EBITDA is useful to investors in its next earnings release as follows (underline indicates additions):

Management believes Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Management also believes that Adjusted EBITDA is widely used by investors to measure operating performance without regard to items such as income tax expense, interest expense, depreciation and amortization and major maintenance expense at Power’s fossil generation facilities, which can vary substantially from company to company depending upon, among other things, the book value of assets, capital structure, whether assets were constructed or acquired and accounting methods. Adjusted EBITDA also allows investors and other users to assess the underlying financial performance of our fleet before management’s decision to deploy capital. Adjusted EBITDA excludes the same items as our Operating Earnings measure as well as income tax expense, interest expense, depreciation and amortization and major maintenance expense. See Attachment 12 for a complete list of items excluded from Net Income in the determination of Adjusted EBITDA. The presentation of Adjusted EBITDA is intended to complement, and should not be considered an alternative to, the presentation of Net Income, which is an indicator of financial performance determined in accordance with GAAP.

Attachment 12

Consolidated Operating Earnings Reconciliation

2.	Please revise your next earnings release to begin your reconciliations with GAAP net income rather than “operating earnings.” See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Also, clearly identify operating earnings as a non-GAAP measure.

The Company will revise its reconciliations and clearly identify operating earnings as a non-GAAP measure in its next earnings release.

PSEG Power Adjusted EBITDA Reconciliation

3.	We note that you exclude major maintenance expense at Power’s fossil generation facilities from Adjusted EBITDA. Please explain to us why this is not a normal, recurring, cash operating expense necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

While major maintenance for our fossil generation facilities could be considered a recurring operating expense at the company level, we exclude it from Adjusted EBITDA due to the potential diversity of practice for accounting for such costs allowed under GAAP, as discussed below. In addition, at the individual plant level, major maintenance differs from routine maintenance in both scope and frequency.

Major maintenance is dependent upon many factors including, but not limited to, current and expected operating conditions, the age and type of generation, passage of time, and management’s discretion to defer or forego the expense. As a result, at the individual plant level, many of the components included in major maintenance expense are infrequent in nature and are highly variable in scope and cost.

ASC 908-360-25-2 Airlines states that there are three acceptable methods of accounting for major maintenance. This guidance has been accepted and applied by analogy to all major maintenance activities. We have adopted the direct expense method to account for major maintenance, which requires expense recognition as it is incurred and is included in Operation and Maintenance Expense in our financial statements. The other two acceptable methods allow for capitalization with depreciation expense incurred over the life of the asset or next major maintenance event. This creates diversity in practice based on methods elected by each company, and for companies that capitalize major maintenance, such spending is excluded from EBITDA by definition.

As a result, we have elected to exclude major maintenance expense from our Adjusted EBITDA. Due to the inherent diversity of the industry’s accounting for major maintenance, investors are able to add these costs as a proxy to depreciation expense to allow for better market comparison of operating performance. We believe our disclosures about costs in each period regarding major maintenance expense increase transparency about our accounting policy elections and allow investors to more accurately compare us to other generation companies in regards to both ongoing maintenance and major maintenance activities.

Given the variability and discretionary nature of these expenses, coupled with the diversity in accounting methods, management believes that excluding major maintenance expense from Adjusted EBITDA is widely used by investors and the analyst community to consistently measure operating performance.

*  *  *  *

To the extent applicable, the Company agrees to make the modifications discussed above for PSEG Power LLC and Public Service Electric and Gas Company.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (973) 430-6424.

Sincerely,

/s/ Stuart J. Black

Stuart J. Black Vice President and Controller

cc:

Robert Babula, Staff Accountant, U.S. Securities and Exchange Commission

Christine Adams, Staff Accountant, U.S. Securities and Exchange Commission

Daniel Cregg, Executive Vice President and Chief Financial Officer, Public Service Enterprise Group Incorporated

Tamara Linde, Executive Vice President and General Counsel, Public Service Enterprise Group Incorporated